(212) 318-6095

thomaspeeney@paulhastings.com

October 2, 2023

VIA EDGAR

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Senior Credit Investments, LLC

File No. 000-56585

Dear Mr. Be:

On behalf of Senior Credit Investments, LLC (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this supplemental letter in response to the Staff’s recent comments to the undersigned with respect to the registration statement on Form 10 (the “Registration Statement”) in connection with the registration of the Company’s shares of common limited liability company units under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, this letter clarifies, supplements or amends certain responses that were made in response to the Staff’s initial comment letter to the Registration Statement, dated September 11, 2023.

For convenience of reference, the Staff’s comments have been reproduced herein. The Company’s original responses and supplemental responses (in italics) to the Staff’s comments are reflected below, which will be incorporated in an amendment to the Registration Statement (the “Amended Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

LEGAL COMMENTS

Item 1. Business (Page 3)

Comment 4: The disclosure uses the term “large-cap market” to refer to the “upper middle market.” Given the normal usage of the term “large-cap market” to refer to the larger capitalized corporations listed on national exchanges, to avoid confusion, please use a different term to refer to the market in which you intend to invest.

Supplement to Comment 4: The Staff continues to believe that the term “large-cap market” refers to a company’s market capitalization rather than earnings before interest, taxes, depreciation and amortization, and continues to believe that the use of the term “large-cap market” is confusing. Please revise accordingly.

Original Response to Comment 4: The Company respectfully disagrees that the term “large-cap market” refers to larger capitalized corporations listed on national exchanges, in the context of a registration statement for a business development company with an investment thesis focused on private credit. The Company acknowledges the Staff’s comment as it relates to equities and funds that have an equities strategy, and that the term “large-cap” refers to larger capitalized companies that are listed on national exchanges, but the Company believes that “large-cap” has a different understood meaning in the private credit market – that is, to refer to companies that are larger than the “middle market.” However, the Company acknowledges the Staff’s comment and has revised the relevant disclosure in the Amended Registration Statement to add disclosure that the Company uses the “large-cap market” and “upper middle market” interchangeably and that “large-cap” companies refer to large private U.S. borrowers, which the Company generally defines as companies with more than $75 million in earnings before interest, taxes, depreciation and amortization.

Supplemental Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly.

Formation Transactions (page 5)

Comment 9: Supplementally provide us with a detailed description of how the Warehousing Entities were formed and operated. We may have further comment.

Supplement to Comment 9:

(a) Please confirm that upon the Company’s election to be regulated as a BDC, it will no longer acquire assets from the Warehouse Portfolio.

(b) Please explain in further detail how the Warehousing Entities work in terms of which assets are allotted to the Company.

Original Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and notes that the assets in the Warehouse Portfolio will be acquired from Jefferies Finance LLC (formed in July 2004), a registered investment adviser under the Advisers Act (“Jefferies Finance”), and two special purpose vehicles (SPVs) (i.e., JFIN Fund III, formed in October 2011, and Jefferies Senior Lending LLC, formed in April 2021) (together, the “Warehousing Entities”), prior to the Company’s election to be regulated as a BDC. The Warehousing Entities have been in operation since their formation and will continue to operate after the Company acquires the Warehouse Portfolio. Jefferies Finance established and manages the Warehousing Entities that were created to identify and purchase loan opportunities that might be attractive to advisory clients that may not be able to otherwise participate in these investments at the time they were available. These advisory clients include private funds, individual advisory accounts and now the Company. The investments held by Jefferies Finance and the Warehousing Entities were not purchased expressly for the Company. Rather, the Investment Adviser selected these investments for the

Formation Transactions based upon its diligence process for identifying investment opportunities, including which loans held by Jefferies Finance and the Warehousing Entities met the stated investment objectives and strategies of the Company at the time of selection. Additionally, the Warehousing Entities may be utilized to acquire assets in circumstances where advisory clients may not otherwise participate due to concentration limits or other restrictions. The Warehousing Entities will remain in place after the acquisition of the Warehouse Portfolio.

Supplemental Response to Comment 9:

(a) The Company so confirms.

(b) The Company respectfully submits that whether the “seed portfolio” is purchased from a special purpose entity created for the purpose of the transfer or purchased from the Warehousing Entities in the Formation Transactions, the Investment Adviser has no incentive not to select an initial fully disclosed portfolio consistent with its fiduciary duty, allocation procedures and the Company’s investment objectives and strategies. Further, the Formation Transactions as described do not create any incremental legal or regulatory issues or concerns from the structure utilizing a special purpose entity.

As background, the Warehousing Entities allow the Company to establish a “seed portfolio” prior to launch. Without the benefit of the Warehousing Entities and the Formation Transactions, the Company would have been unable to purchase and hold investments in advance of its launch and would instead offer investors a “blind pool.” Obtaining a seed portfolio prior to launch, rather than launching with a “blind pool,” provides indispensable benefits to a prospective BDC and its prospective shareholders. Firstly, the seed portfolio allows investors to ascertain the BDC’s investment strategies and style with specificity, and allows placement agents to market the BDC as a product with a clearly defined portfolio reflective of its strategy, which the Investment Adviser views as essential for a successful launch. Secondly, the seed portfolio helps the BDC qualify to meet the asset diversification requirements of the Code, allowing the Company to be taxed on a “pass through” basis as a RIC under Subchapter M of the Code rather than as a corporation – one of the primary benefits of the investment company structure and one obtained by virtually all BDCs and registered investment companies.

The Company reiterates that the assets in the Warehouse Portfolio will be acquired from Jefferies Finance and the Warehousing Entities following their selection by the Investment Adviser for investment by the Company. These assets were carefully selected by the Investment Adviser based upon the Company’s investment objectives and strategies that are similar to those of other Accounts managed within Jefferies Finance. The Company notes that the Warehouse Portfolio’s investments and their respective valuations will be fully disclosed in the unaudited special purpose schedule of investments, prepared in accordance with Article 12-12 of Regulation S-X, in the Amended Registration Statement. From a legal and regulatory standpoint, it is incumbent on the Investment Adviser as a fiduciary to select the most appropriate portfolio investments for the Company, regardless of the structure of the Formation Transactions. From a commercial standpoint, the Investment Adviser believes that it is important to select a seed portfolio that will be representative of the types of investments that the Company will make following the Initial Closing and in perpetuity thereafter.

Additionally, as disclosed in the Registration Statement, the Investment Adviser has developed allocation policies and procedures that provide that the Investment Adviser’s personnel making portfolio decisions for Accounts that the Investment Adviser sponsors, manages or advises, including the Company, will make investment decisions for, and allocate investment opportunities among, such Accounts consistent with the Investment Adviser’s fiduciary obligations. We respectfully submit that there are no additional legal or regulatory issues created, including under Section 17 of the 1940 Act, where an adviser identifies appropriate assets that are initially sold directly to a fund, as described above, as opposed to first making those selections and transferring the investments into an intermediary entity that are then later sold to such fund. The fiduciary duty of the Investment Adviser owed to the Company and the allocation process engaged in under either scenario is identical. For additional information on the allocation process, the Company respectfully directs the Staff to refer to “Item 1(c). Description of Business – Allocation of Investment Opportunities,” in the Registration Statement.

Investment Advisory Agreement (page 15)

Comment 10: Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Supplement to Comment 10: The Staff restates its request that the Company consider including (i) a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2; and (ii) an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Original Response to Comment 10: The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3.1 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a fund that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3.1 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with a public offering of securities by a registrant. The Company further submits that the fees and expenses to be borne by shareholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Registration Statement and would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3.1 of Form N-2, which are not applicable to the Company at this time.

Supplemental Response to Comment 10: Although the Company respectfully acknowledges the Staff’s comment, it restates its original response to the Staff’s request to consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2, and an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. Additionally, the Company notes that disclosure under the heading “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Expenses” provides a description of the expenses that the Company will be obligated to pay, including the Management and Incentive Fees payable to the Investment Adviser. As noted in its original response to Comment 10, the Company is aware that Form N-2 (used for registered public offerings by BDCs and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Company is not making a registered public offering, it is not required to file a Form N-2. The

Company’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports. Finally, the Company notes that there is only one (1) similarly organized entity that currently operates as a private non-traded BDC that has included a fee table that conforms to the requirements of Item 3.1 of Form N-2, and an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. In particular, upon information and belief, the Company notes that it appears that the only other similarly organized BDC that included such information, which had its Registration Statement on Form 10 go effective, is Wellings Real Estate Income Fund (File No. 000-56432). As the Staff requested, the Company considered including such information, but has declined to do so.

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Should you have any questions regarding this letter, please feel free to contact me at (212) 318-6095.

/s/ Thomas D. Peeney

Thomas D. Peeney

for PAUL HASTINGS LLP

cc:	Frank Lopez, Paul Hastings

Michael R. Rosella, Paul Hastings

Jay Williamson, Securities & Exchange Commission

Christina DiAngelo Fettig, Securities & Exchange Commission